Filed Pursuant to Rule 433
Registration Number: 333-137043

ImVisioN

ImVisioN GmbH Feodor-Lynen-Str. 5 D-30625 Hannover

Ansprech-
partner:	Martin Steiner
fon:	(0511) 53 88 96-76
fax:	(0511) 53 88 96-66
e-mail:	m.steiner@imvision-therapeutics.com

Hannover, 14. Dezember 2006

Dear Shareholders of ImVisioN Therapeutics Inc.,

     I am pleased to report that our Form SB-2 registration statement (the “Registration Statement”) was declared effective by the United States Securities and Exchange Commission (the “SEC”) on De-cember 12, 2006. The Registration Statement registers our offering from treasury of an additional 10,000,000 shares of common stock at a price of $0.75 per share (the “Company Offering”) and the resale by existing shareholders of up to 11,925,000 shares of common stock. This is a significant step towards public trading of our common stock in the United States, which we still anticipate will commence in the first quarter of 2007.

     In addition to registering the Company Offering, the Registration Statement registers the resale by you of the original shares that you purchased in our August 2006 offering of common stock at a price of $0.25 per share. We will be providing you with a further letter regarding the process by which you will be able to resell your shares in the United States pursuant to the Registration Statement.

     Due to the high interest and positive feedback in our $0.25 per share offering of common stock in August 2006, we decided to include the Company Offering in the Registration Statement. We have also arranged for the filing of Form 15c2-11 via a designated market maker with the NASD to request a ticker symbol for the trading of our common stock on the NASD’s OTC Bulletin Board. Our objective is to qualify the Company's shares for trading on the NASD OTC Bulletin Board shortly after the closing of the Company Offering.

     If you are interested in receiving a copy of the Registration Statement, we would like to direct you to the following link to the web site of the SEC where you can retrieve a full copy of the actual Registration Statement. If you have any problems retrieving the document please let me know and I will mail you a hard copy of it.

http://www.sec.gov/cgi-bin/browse-edgar?company=Imvision&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany

     To ease your review of the registration statement and the prospectus, we are enclosing with this letter an executive overview of the prospectus. You should read the entire prospectus in addition to the executive overview before making an investment in the Company Offering.

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     At the time you receive this information, the shares will already be available for buying at a share price of $0.75 per share. Please note that these shares will be fully registered, which means they will be immediately tradable in the United States upon purchase. These shares are available for purchase on a first-come, first-serve basis.

     We strongly value the support of our existing shareholders and therefore have informed you about the Company Offering at the earliest possible opportunity. If you have any further questions or are interested in participating in the Company Offering, please do not hesitate to contact me any time.

Best regards,

/s/ Martin Steiner
Martin Steiner, Ph.D
CEO
ImVisioN Therapeutics Inc.
Feodor-Lynen Straße 5
D-30625 Hannover
Tel.: +49-511-538-896-76
Fax: +49-511-538-896-74
www.imvision-therapeutics.com

ImVisioN Therapeutics Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov using the above link. Alternatively, ImVisioN will arrange to send you the prospectus if you request it by calling Dr. Martin Steiner, President directly at the telephone number listed above.